Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available in the Charter Resource Center on Charter’s website.

Website News Section

Charter’s Chances With Time Warner Cable Look Good
Originally appeared on The Wall Street Journal
June 24, 2015
By: Miriam Gottfried

It is no surprise that investors are wary about deal-making in the cable sector these days. But for Charter Communications’ proposed offer for Time Warner Cable, such concern may be overblown.

Comcast’s decision in April to abandon its bid for Time Warner Cable due to regulatory pressure took many on Wall Street by surprise. So when Charter swooped in a month later with its own offer for the cable operator, along with another offer for closely held Bright House Networks, the specter of a regulatory backlash reappeared. That may explain why the spread between the value of Charter’s offer and the price of Time Warner Cable’s stock has widened slightly to 9% since the deal was first announced.

The market appears to see only a 50% probability of Charter’s deal being approved, according to New Street Research. New Street itself puts the deal’s odds of approval at 80% to 85%.

Click for more. [http://www.wsj.com/articles/charters-chances-with-time-warner-cable-look-good-1435167748]

Posted on June 24, 2015 in News

Analyst: 80%-85% Chance That Feds Will Approve Charter-TWC Deal
Originally appeared on Fierce Cable
June 22, 2015
By: Daniel Frankel

New Street Research analyst Jonathan Chaplin says it’s 80 percent to 85 percent likely that the FCC and U.S. Justice Department will approve Charter Communication’s proposed $56.7 billion purchase of Time Warner Cable.

Of course, analysts were also quoting those types of figures when Comcast was in the early portion of its ultimately unsuccessful bid to acquire TWC. Chaplin, however, says the two regulatory processes will be very different.

“We believe the market is doing the opposite of what it did on the Comcast deal,” Chaplin told investors. “With Comcast, it underestimated the regulatory risk. With Charter, it is overestimating that risk. We think we have a pretty good idea of why the government rejected Comcast’s transaction and that Charter, while raising some similar issues, will not present the same level of harm.”

Click for more. [http://www.fiercecable.com/story/analyst-80-85-chance-feds-will-approve-charter-twc-deal/2015-06-22]

Posted on June 22, 2015 in News

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Charter CEO Tom Rutledge Promises More Jobs, Fewer Home Visits
Originally appeared in The Hollywood Reporter
June 17, 2015
Paul Bond

Anyone looking to understand the reasons behind the $78.7 billion deal that Charter Communications struck with TW Cable last week need look no further than their own set-top box.

Charter Communications CEO Tom Rutledge acknowledged Wednesday that nobody likes the cable guy, but his company is doing something about that - and is one of many reasons that its pending $55 billion merger with Time Warner Cable and $10.4 billion acquisition of Bright House Networks ought to be approved.

Other reasons regulators should approve the transactions is that they’ll lead to technological advancements and more jobs, Rutledge said at the Guggenheim TMT Symposium in New York.

Charter has hired a net 7,000 people in the past three years, and will need an additional 20,000 following the merger of TWC and acquisition of Bright House, Rutledge said.

“We really believe service is a key element to the business,” Rutledge said. “Quality can save you money, so we are believers in hiring people to work for us and not sending calls offshore - hiring actual employees and training and investing in them as opposed to contractors.”

Click for more. [http://www.hollywoodreporter.com/news/charter-ceo-tom-rutledge-promises-803163]

Posted on June 17, 2015 in News

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Charter Vows To Uphold Net Neutrality As It Seeks Time Warner Cable Deal
Originally appeared on The Verge
May 27, 2015
By: Chris Welch

Having just witnessed the sudden collapse of Comcast’s Time Warner Cable takeover, Charter is already looking to assuage concerns of investors and the public about its own newly announced merger attempt. Tom Rutledge, who is Charter’s current chief executive, pledged during a conference call that New Charter would keep away from data caps and some of Comcast’s unpopular business tactics. “Through Charter, we’ll offer consumers a broadband product that makes watching online video, gaming, and engaging in other data-hungry applications a great experience, including at peak times,” Rutledge said during a conference call yesterday.

Click for more. [http://www.theverge.com/2015/5/27/8667881/charter-net-neutrality-time-warner-cable]

Posted on May 27, 2015 in News

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The Latest Time Warner Cable Merger Isn’t Comcast All Over Again, Execs Argue
Originally appeared on Washington Post
May 26, 2015
By: Brian Fung

Charter Communications said Tuesday it’s buying Time Warner Cable in a $55 billion mega deal that would give Charter some 24 million customers in parts of the country ranging from Washington state to South Carolina.

Hanging over the announcement, though, is Comcast. You can’t talk about an acquisition of Time Warner Cable without discussing Comcast’s failed bid for the nation’s second-largest cable company, which collapsed last month.

It’s clearly something Charter has thought about, too - and the company addressed the issue head-on in response to the first question on an investor call Tuesday morning.

Click for more. [http://www.washingtonpost.com/blogs/the-switch/wp/2015/05/26/the-latest-time-warner-cable-merger-isnt-comcast-all-over-again-execs-argue/]

Posted on May 26, 2015 in News

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Charter Communications To Merge With Time Warner Cable And Acquire Bright House Networks
Originally appeared on Investor News
May 26, 2015

Charter Communications, Inc. (together with its subsidiaries “Charter”) and Time Warner Cable Inc. today announced that they have entered into a definitive agreement for Charter to merge with Time Warner Cable.  The deal values Time Warner Cable at $78.7 billion. Charter will provide $100.00 in cash and shares of a new public parent company (“New Charter”) equivalent to 0.5409 shares of CHTR for each Time Warner Cable share outstanding. The deal values each Time Warner Cable share at approximately $195.71 based on Charter’s market closing price on May 20, or approximately $200 based on Charter’s 60-trading day volume weighted average price. In addition, Charter will provide an election option for each Time Warner Cable stockholder, other than Liberty Broadband Corporation (“Liberty Broadband”) or Liberty Interactive Corporation, who will receive all stock, to receive $115.00 of cash and New Charter shares equivalent to 0.4562 shares of CHTR for each Time Warner Cable share they own.

Click for more. [http://ir.timewarnercable.com/investor-relations/investor-news/financial-release-details/2015/Charter-Communications-to-Merge-with-Time-Warner-Cable-and-Acquire-Bright-House-Networks/default.aspx]

Posted on May 26, 2015 in News

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Press Release: Charter Communications To Merge With Time Warner Cable And Acquire Bright House Networks
Originally appeared in PR Newswire.
May 26, 2015
Press Release

Charter Communications, Inc. (Nasdaq: CHTR) (together with its subsidiaries “Charter”) and Time Warner Cable Inc. (NYSE: TWC) today announced that they have entered into a definitive agreement for Charter to merge with Time Warner Cable. The deal values Time Warner Cable at $78.7 billion. Charter will provide $100.00 in cash and shares of a new public parent company (“New Charter”) equivalent to 0.5409 shares of CHTR for each Time Warner Cable share outstanding. The deal values each Time Warner Cable share at approximately $195.71 based on Charter’s market closing price on May 20, or approximately $200 based on Charter’s 60-trading day volume weighted average price. In addition, Charter will provide an election option for each Time Warner Cable stockholder, other than Liberty Broadband Corporation (“Liberty Broadband”) or Liberty Interactive Corporation, who will receive all stock, to receive $115.00 of cash and New Charter shares equivalent to 0.4562 shares of CHTR for each Time Warner Cable share they own.

The combination of Charter, Time Warner Cable and Bright House will create a leading broadband services and technology company serving 23.9 million customers in 41 states. The announced transactions will drive investment into the combined entity’s advanced broadband network, allow for wider deployment of new competitive facilities based WiFi networks in public places, and the footprint expansion of optical networks to serve the large marketplace of small and medium sized businesses. This will result in faster broadband speeds, better video products, including more high definition channels, more affordable phone service and more competition, for consumers and businesses. The scale of the new entity will also result in greater product innovation, bringing new and advanced services to consumers and businesses, including Charter’s Spectrum Guide and World Box and other product innovations. And Charter’s commitment to superior products and outstanding customer service, and its strategy of investing in insourcing and returning offshore jobs to America, will not only benefit the combined companies’ customers, but will also enhance opportunities for employees of the new company.

“The teams at Charter, Time Warner Cable and Bright House Networks are filled with the innovators of our industry. Representatives of each of these companies have invented some of the most revolutionary communications products ever created; innovations like video on demand, VOIP phone service, remote storage DVR, cable TV through an app, downloadable security and the first backward-compatible, cloud-based user interface. That spirit of innovation will live on, and it will create real benefits and great long-term value for the customers, shareholders and employees of all three companies,” said Tom Rutledge, President and CEO of Charter Communications.

Click for more. [http://www.prnewswire.com/news-releases/charter-communications-to-merge-with-time-warner-cable-and-acquire-bright-house-networks-300088457.html]

Posted on May 26, 2015 in News

Sidebar Information
RECENT POSTS

•	Analyst: 80%-85% chance that feds will approve Charter-TWC deal

•	Charter’s Rutledge: Consumers will be happier with cable if they never have to see the cable guy

•	Charter CEO Tom Rutledge Promises More Jobs, Fewer Home Visits

•	Rutledge: Less Interaction Means Greater Satisfaction

•	Charter vows to uphold net neutrality as it seeks Time Warner Cable deal

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info@charterresourcecenter.com

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable, Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”) on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.